EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (In thousands)

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
                                                 Nine Months Ended
                                                   September 30
                                                1995         1994
Ratio 1 - including deposit interest

Earnings:
  Income before income taxes                   $626,293     $584,028
  Fixed charges                               1,010,234      668,835
    Total                                    $1,636,527   $1,252,863

Fixed charges:
  Interest on deposits                         $738,975     $499,408
  Interest on funds purchased                   170,331       79,777
  Interest on other short-term borrowings        40,854       32,064
  Interest on long-term debt                     50,378       47,007
  Portion of rents representative of the
    interest factor (1/3) of rental expense       9,696       10,579
      Total                                  $1,010,234     $668,835

Earnings to fixed charges                          1.62 x       1.87 x

Ratio 2 - excluding deposit interest

Earnings:
  Income before income taxes                   $626,293     $584,028
  Fixed charges                                 271,259      169,427
    Total                                      $897,552     $753,455

Fixed charges:
  Interest on funds purchased                  $170,331     $122,055
  Interest on other short-term borrowings        40,854       42,519
  Interest on long-term debt                     50,378       63,119
  Portion of rents representative of the
    interest factor (1/3) of rental expense       9,696       13,787
      Total                                    $271,259     $241,480

Earnings to fixed charges                          3.31 x       3.12 x
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